UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Amendment  No. 2)
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Shoney's Inc
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
825039100
(CUSIP Number)



 CUSIP No.   825039100
(1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of
Reporting Persons
Union Bank of Switzerland, None


(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)


(b)x

This report includes holdings of certain subsidiaries of the Union Bank of Switzerland (UBS) pursuant to a no action letter to UBS by the staff of the SEC dated November 23, 1992. UBS does not hereby affirm the existence of a group within the meaning of Rule 13d-5(6)(1).

(3)	SEC Use Only


(4)	Citizenship or Place of Organization
    Switzerland


Number of Shares Beneficially Owned by Each Reporting Person With
(5)
Sole Voting Power


(6)
Shared Voting Power


(7)
Sole Dispositive Power


(8)
Shared Dispositive Power


(9)	Aggregate Amount Beneficially Owned by Each Reporting Person


(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

(11)	Percent of Class Represented by Amount in Row (9)



(12)	Type of Reporting Person (See Instructions)
00

SCHEDULE 13G
Item 1 (a)
Name of Issuer:


Shoney's Inc



Item 1 (b)
Address of Issuer's Principal Executive Offices:


1727 Elm Hill Pike, P.O. Box 1260, Nashville, TN 37202



Item 2 (a)
Name of Persons Filing:



 Union Bank of Switzerland



Item 2 (b)
Addresses of Principal Business Offices or, if none, Residence:



 Bahnhofstrasse 45, 8021 Zurich, Switzerland





Item 2 (c)
Citizenship:



 Switzerland






Item 2 (d)
Title of Class of Securities:



Common Stock, $1.00






Item 2 (e)
CUSIP Number:



825039100






Item 3
If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b),



check whether the person filing is a:



(a)

Broker or Dealer registered under Section 15 of the Act





(b)
x

Bank as defined in section 3(a) (6) of the Act- See item 2(b) of cover sheet





(c)

Insurance Company as defined in section 3(a) (19) of the Act





(d)

Investment Company  registered under section 8 of the Investment



Company Act


(e)

Investment Adviser registered under section 203 of the Investment Advisers



Act of 1940


(f)

Employee Benefit Plan, Pension Fund which is subject to the provisions of the



Employee Retirement Income Security Act of 1974 or Endowment Fund; see sect 240.13d-1(b) (1) (ii) (F)


(g) Parent Holding Company, in accordance with sect 240.13d-1(b) (ii) (G)



(Note:  See Item 7)





(h)
x
Group, in accordance with sect 240.13d-1(b) (1) (ii) (H)

                   See item 2 (b) of cover sheet.
Item 4
Ownership


The percent of the class owned as of December 31, 1996	did not exceed five
percent.

Item 5
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more five percent of the class of securities, check the following [X]

Item 6
Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable




Item 7
Identification and Classification of the Subsidiary Which Acquired


the Security Being Reported on By the Parent Holding Company


Not Applicable



Item 8
Identification and Classification of Members of the Group




Not Applicable



Item 9
Notice of Dissolution of Group


Not Applicable




Item 10
Certification



Not Applicable










SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1997

Union Bank of Switzerland


By:


Name:
Robert C. Dinerstein


Title:
Senior Managing Director
and General Counsel


By:


Name:
Janet R. Zimmer

Title:
Managing Director